SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      Report on Form 6-K dated May 4, 2006

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                        Form 20-F X          Form 40-F __
                                 ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                              Yes __         No X
                                               ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                              Yes __         No X
                                               ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:
                              Yes __         No X
                                               ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated May 4, 2006, reporting financial results for the first quarter ended March 31, 2006.

[DASSAULT SYSTEMES GRAPHIC OMITTED]

                 Dassault Systemes Reports 27% Revenue Growth in
                     First Quarter on Broad-based Strength


Paris, France, May 4, 2006 - Dassault Systemes (DS) (Nasdaq: DASTY; Euronext
Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management
(PLM) solutions, reported financial results for the first quarter ended March 31, 2006.

                            First Quarter Highlights

    o GAAP total revenue of (euro)252.1 million, up 27% as reported and 23% in constant currencies
    o Non-GAAP total revenue of (euro)256.0 million, up 29% and 25% in constant currencies, with revenue excluding ABAQUS up 14% in constant currencies
    o GAAP software revenue of (euro)213.1 million, up 27% and 24% in constant currencies
    o Non-GAAP software revenue of (euro)217.0 million, up 30% and 26% in constant currencies
    o GAAP EPS of (euro)0.26; Non-GAAP EPS up 26% to (euro)0.34 with operating margin of 23.6%
    o Proposed acquisition of MatrixOne on track for possible mid-May completion
    o 2006 financial objectives updated due to better first quarter performance, change in yen/euro exchange rate assumption and MatrixOne proposed acquisition


Bernard Charles, Dassault Systemes President and Chief Executive Officer, commented, "Dassault Systemes delivered a very solid first quarter with revenues up 25% in constant currencies and earnings per share increasing 26%. Strength across our product lines and across all geographic regions drove our results. This strong financial performance demonstrates the benefits of our focus on continued expansion of our SolidWorks channel capacity as well as further enhancement of the coverage and value of our PLM channel working with IBM. Good progress has been made on the ABAQUS integration front, thanks to our V5 infrastructure, with its open architecture, enabling the integration of a wide range of applications."

"The proposed acquisition of MatrixOne is ahead of our initial timetables, and subject to their shareholders' approval, we expect to close by mid-May. MatrixOne brings important assets to our product portfolio, as its capabilities support business process modeling and bring wider industry coverage, positioning us to extend our presence in such industries as high tech, semiconductors and consumer goods. Moreover, these assets will also benefit our partners through enterprise integration of heterogeneous systems to accelerate PLM implementations."

                         First Quarter Financial Results

Dassault Systemes completed the acquisition of ABAQUS, Inc. in October, 2005 and has accounted for the acquisition pursuant to U.S. GAAP (hereinafter GAAP) purchase accounting rules. Certain supplementary information is provided in this press release which is not in conformity with GAAP. See tables for a reconciliation of 2006 and 2005 first quarter GAAP and Non-GAAP financial data.

Revenue

GAAP Revenue Discussion
-----------------------

Both GAAP and Non-GAAP revenue growth reflected broad-based strength across DS product lines. For the first quarter of 2006 GAAP total revenue increased 27% to
(euro)252.1 million (23% in constant currencies), compared to (euro)199.2 million in the first quarter of 2005. GAAP software revenue increased 27% to
(euro)213.1 million and increased 24% in constant currencies.

In the 2006 first quarter, service and other revenue increased 22% as reported to (euro)39.0 million and increased 19% in constant currencies, compared to
(euro)32.0 million in the year-ago quarter.

Non-GAAP Revenue Discussion
---------------------------

Total revenue increased 29% to (euro)256.0 million and increased 25% in constant currencies compared to the year-ago quarter. Software and service revenue represented 85% and 15% of Non-GAAP total revenue in the 2006 first quarter.

Software revenue increased 30% to (euro)217.0 million and increased 26% in constant currencies on strong growth of the Company's major software applications and the inclusion of ABAQUS. In the 2005 first quarter software revenue was (euro)167.2 million. New CATIA and SolidWorks seats licensed in the 2006 first quarter increased 11% to 17,944 seats, compared to 16,122 in the 2005 first quarter.

PLM (Process-centric) revenue increased 28% and 24% in constant currencies in the 2006 first quarter, primarily due to year-over-year growth of design and PDM applications and the inclusion of ABAQUS. PLM revenue was (euro)203.7 million in the first quarter of 2006, up from (euro)159.3 million in the year-ago quarter. PDM revenue, on a stand-alone basis, increased 15% as reported to (euro)26.3 million and increased 12% in constant currencies, compared to (euro)22.8 million in the 2005 first quarter on a good ENOVIA performance. CATIA seats licensed in the first quarter totalled 7,673, representing year-over-year growth of 2%.

First quarter 2006 financial results included ABAQUS, which the Company acquired in early October, 2005. For the 2006 first quarter, ABAQUS' revenue contribution, which is included in PLM results, was (euro)23 million before the impact of the deferred revenue write-down required under GAAP purchase accounting treatment.

Mainstream 3D market (design-centric) revenue increased 31% as reported and 28% in constant currencies to (euro)52.3 million in the 2006 first quarter, up from
(euro)39.9 million in the 2005 first quarter. SolidWorks seats licensed increased 19% to 10,271 licenses.

From a regional perspective, all regions contributed to the strong growth in total revenue, led by Asia. Specifically, in Asia, revenue was higher by 32% as reported and 31% in constant currencies. In the Americas, revenue rose 39% and 28% in constant currencies. In Europe, revenue increased 21%. For the 2006 first quarter, Europe represented 44% of total revenue, the Americas represented 30% and Asia accounted for 26%.


Operating Income and Margin and EPS

GAAP earnings per diluted share decreased 4% to (euro)0.26 in the 2006 first quarter, compared to (euro)0.27 in the first quarter of 2005. GAAP operating income increased 5% to (euro)47.2 million (18.7% operating margin) in the recently completed quarter, compared to (euro)45.1 million in the 2005 first quarter (22.6% operating margin).

Non-GAAP earnings per diluted share increased 26% to (euro)0.34 in the 2006 first quarter, up from (euro)0.27 in the year-ago quarter. Non-GAAP operating income increased 33% to (euro)60.5 million in the 2006 first quarter, up from
(euro)45.4 million in the 2005 first quarter. The Non-GAAP operating margin was 23.6% in the 2006 first quarter, ahead of the 22.8% for the 2005 first quarter.

Other financial highlights
At March 31, 2006, cash and short-term investments totaled (euro)684.0 million, compared to (euro)379.9 million at December 31, 2005. In December 2005, DS signed a 5-year revolving credit facility for up to (euro)200 million and during the first quarter the Company drew down the entire amount in connection with the anticipated funding of the MatrixOne acquisition. Net operating cash flow was
(euro)101.2 million for the 2006 first quarter.

Highlights of first quarter wins included among others:

    o Airbus is expanding its usage of DELMIA, adding DELMIA V5 Robotics to simulate, validate and program the robotics assembly lines in association with CAA V5 partner, CENIT.
    o CLAAS is moving ahead with a full migration to DS Version 5 PLM with CATIA, ENOVIA and SMARTEAM as well as adding DELMIA.
    o    Mayer & Cie is taking additional seats of CATIA V5 and SMARTEAM.
    o    Daehan is purchasing CATIA and SMARTEAM licenses.
    o SolidWorks commercial wins in the quarter included Baker Oil Tools and Garmin Inc, and educational highlights included Knox County Schools, Middle Tennessee State University and Instituto Tecnologica de Durango.


Annual Shareholders' Meeting date and cash dividend recommendation
The Annual Shareholders' Meeting has been scheduled for June 14, 2006. The Board of Directors has recommended an annual cash dividend equivalent to (euro)0.42 per share, representing (euro)48.3 million in the aggregate, for the fiscal year ended December 31, 2005, and an 11% increase from last year's dividend per share. The declaration and payment of any cash dividend is subject to approval by shareholders at the Annual Shareholders' Meeting.

DS' proposed acquisition of MatrixOne
In March, DS announced the signing of a merger agreement pursuant to which DS will acquire MatrixOne, Inc. (Nasdaq: MONE) for $7.25 per share in cash, representing a total transaction value of approximately $408 million. MatrixOne is a leading global provider of collaborative PLM software solutions across high tech, consumer products and medical devices among others. The transaction is expected to be completed in mid-May, subject to the approval of MatrixOne shareholders at the Special Meeting of Stockholders of MatrixOne, Inc. scheduled for May 10, 2006 and other final closing conditions.



                      Strategy, Technology and Partnerships


DS is introducing next generation PLM sourcing solutions - ENOVIA V5 Collaborative Enterprise Sourcing (CES) - important new product brought to market in short time-frame.
Introduced in March, the objective of the CES product suite is to bring together engineering and sourcing functions into one collaborative environment. By uniting these two critical functions earlier in the product development cycle companies should be able to reduce product costs, improve time-to-market and increase product quality.

CES is a comprehensive sourcing product suite with four key functional areas to enable companies' engineering and sourcing departments to collaborate when choosing, introducing or managing components, suppliers, and manufacturers. The CES product suite was developed by a unique R&D team with both PLM and Sourcing skills.

DS announces ABAQUS Version 6.6 for Advanced Finite Element Analysis. Announced in April, the release of ABAQUS Version 6.6 achieves a new standard for performance, usability and simulation fidelity, while upholding a distinguished reputation for flexibility and reliability. ABAQUS Version 6.6 contains many technical innovations to help customers achieve more realistic simulation of product behavior, including new capabilities in vibration analysis, material failure characterization, tire modeling, and computing performance.

DS introduces Styled Plastic & Packaging Solution for Consumer Goods companies. In March, DS announced that it was introducing a new solution, Styled Plastic & Packaging, to address the needs of companies in the consumer goods industry. This new solution combines CATIA V5, SMARTEAM and a unique, evolving set of dedicated DS PLM Practices.

DS introduces new sales initiatives in the SMB market.
DS continues to enhance the coverage of the small and medium-size business market for its PLM solutions. New initiatives include direct channel management in Australia, New Zealand, and most recently, Latin America and Taiwan. A year ago, DS began this program in China, where it has been managing a network of VARs.

Airbus speeds innovation and time-to-market with DELMIA digital manufacturing technology.
As previously announced in April, Airbus has selected DELMIA V5 Robotics digital manufacturing solution to simulate, validate and program the robotics assembly lines for the new Airbus aircraft programs.

PSA Peugeot Citroen broadens deployment of DS PLM solutions.
In March, DS announced that PSA Peugeot Citroen had decided to broaden its deployment of DS PLM solutions to include the latest V5 portfolio of CATIA, DELMIA and ENOVIA solutions.

Boeing 787 Dreamliner
In April, Boeing issued a press release announcing that it is celebrating the second anniversary of the launch of the Boeing 787 Dreamliner, the most successful new airplane launch in the history of Boeing. Boeing indicated that there are now 135 sites around the world where the design of the 787 can proceed using the new digital design tools being provided by Dassault Systemes.


                                Business Outlook

Thibault de Tersant, Executive Vice President and CFO, stated, "During the first quarter, DS benefited from strength around the world - with an outstanding performance in Asia and strong growth in the Americas as well as in Europe. In addition, our first quarter performance reflected the solid contribution from ABAQUS as post-acquisition. It continues to move forward well in line with our plans and objectives.

"We are updating our full year objectives with our revenue objective unchanged and our EPS objective slightly lowered as our better first quarter performance was offset by the change in our Japanese yen exchange rate assumption. We are also providing a second set of objectives in order to incorporate MatrixOne into our outlook for the second quarter and rest of the year assuming the transaction is completed in mid-May. Our outlook with respect to MatrixOne's contributions to our financial results for the second half of 2006 remains unchanged. MatrixOne will, however, have a slightly higher dilutive impact in 2006 than we originally estimated, simply due to the fact that the transaction could possibly close six weeks earlier than we had initially assumed."

    Updated Objectives before inclusion of MatrixOne
    ------------------------------------------------
    o Second quarter Non-GAAP total revenue of about (euro)260-265 million, Non-GAAP EPS of about (euro)0.36-0.37 and Non-GAAP operating margin of about 25%;
    o    2006 Non-GAAP total revenue objective unchanged at about
         (euro)1.105-1.115 billion, representing 18-19% growth in constant currencies;
    o    2006 Non-GAAP operating margin of about 28.5%;
    o    2006 Non-GAAP EPS of about (euro)1.76-1.78 from (euro)1.79-1.81; 11-12%
         growth
    o Currency assumptions: maintaining US$1.25 to 1 euro exchange rate assumption and changing Japanese yen/euro to 140 to 1 euro exchange rate assumption for the rest of the year;
    o Average share count assumption of 119.8 million for the 2006 second quarter and full year.

    Updated Objectives assuming mid-May completion of MatrixOne acquisition
    -----------------------------------------------------------------------
    o Second quarter Non-GAAP total revenue of about (euro)275-280 million, Non-GAAP EPS of about (euro)0.35-0.36 and Non-GAAP operating margin about 23.5%;
    o 2006 Non-GAAP total revenue objective of about (euro)1.175-1.185 billion, representing 25-26% growth in constant currencies, with about 7 points of growth from MatrixOne before deferred revenue write-down adjustments;
    o    2006 Non-GAAP operating margin of about 27.0%;
    o    2006 Non-GAAP EPS of about (euro)1.75-1.77; 10-11% growth

Endnotes:
    1. All comparative figures are given on a year-over-year basis unless specified otherwise. All EPS figures refer to fully diluted earnings per share, unless otherwise noted.
    2. All financial information is unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Additional financial information is also presented that is not in conformity with U.S. GAAP, in particular the presentation of revenue before deferred revenue write-downs, and operating income, operating margin and earnings per share before deferred revenue write-downs and excluding acquisition costs (acquisition costs are primarily comprised of technology and other acquired intangible assets amortization in addition to other acquisition-related costs) and share-based compensation expenses. The Company believes this information, which is not in conformity with U.S. GAAP, is helpful supplemental information in order to better understand its past and future performance. In addition, the Company's management uses this information in its planning. This information provided by the Company may not be comparable to similarly titled measures employed by other companies. The Company has provided in the tables to this press release and on its website http://www.3ds.com/corporate/investors/ reconciliations between U.S. GAAP and Non-GAAP figures.
    3. The Company uses constant currency revenue growth to evaluate its financial performance in comparison to prior periods and as a measure of expected growth in planning and setting objectives for future periods. The Company believes this measure is an important indicator of the Company's progress and outlook because it provides a better gauge of the level of change in the business activity as it eliminates any changes arising from currency fluctuations. The Company believes the presentation of this measure is relevant and useful for investors because it allows investors to view revenue growth in a manner similar to the method used by the Company's management, helps improve investors' ability to understand the Company's revenue growth, and makes it easier to compare the Company's results with other companies, including competitors, whose reporting currency may be different from Dassault Systemes. Constant currency revenue growth, as calculated by the Company, may not be comparable to similarly titled measures employed by other companies.

Conference call information

Dassault Systemes will host a teleconference call today, Thursday, May 4, 2006 at 3:00 PM CET/2:00 PM London/9:00 AM New York. The conference call will be available via the Internet by accessing http://www.3ds.com/corporate/investors/. Please go to the website at least fifteen minutes prior to the call to register, download and install any necessary audio software. The webcast teleconference will be archived for 30 days. Financial information to be discussed in the call will be available on the Company's website prior to commencement of the teleconference at http://www.3ds.com/corporate/investors/. Additional investor information can be accessed at http://www.3ds.com/corporate/investors/ or by calling Dassault Systemes' Investor Relations at 33.1.40.99.69.24.

Statements above that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding our: a) 2006 revenue growth objective in constant currencies, calculation of a 2006 revenue range, 2006 operating margin outlook and 2006 EPS growth objective, all such figures before deferred revenue write-downs and excluding acquisition costs and share-based payments as applicable; b) second quarter 2006 revenue objective range, EPS and operating margin, all three figures before deferred revenue write-downs and excluding acquisition costs and share-based payments, as applicable; c) MatrixOne's estimated contribution to our 2006 revenue growth objective, 2006 operating margin outlook and 2006 EPS growth objective, all such figures before deferred revenue write-downs and excluding acquisition costs and share-based payments as applicable; and d) estimated second quarter contribution, assuming the proposed acquisition is completed in mid-May, are forward-looking statements (within the meaning of Section 21E of the 1934 Securities Exchange Act, as amended). Such forward-looking statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations, particularly the value of the U.S. dollar or Japanese yen with respect to the euro; (ii) reduced corporate spending on information technology as a result of changing economic or business conditions that could negatively affect market demand for our products and services; (iii) difficulties or adverse changes affecting our partners or our relationships with our partners, including our longstanding, strategic partner, IBM; (iv) new product developments and technological changes; (v) errors or defects in our products;
(vi) growth in market share by our competitors; and (vii) the realization of any risks related to the integration of ABAQUS, MatrixOne if the proposed acquisition is completed in mid-May or any other newly acquired company and internal reorganizations. Unfavorable changes in any of the above or other factors described in the Company's SEC reports, including the Form 20-F for the year ended December 31, 2004, which was filed with the SEC on June 28, 2005, could materially affect the Company's financial position or results of operations.


                                       ###

About Dassault Systemes
As world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systemes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Our offering includes integrated PLM solutions for product development (CATIA(R), DELMIA(R), ENOVIA(R), SMARTEAM(R)), mainstream product 3D design tools (SolidWorks(R)), 3D components (Spatial/ACIS(R)) and SIMULIA(R), DS' open multiphysics platform for realistic simulation. Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com



(Tables to follow)

CONTACTS:
---------

Dassault Systemes:                                 Financial Dynamics:
Valerie Agathon/Geraldine Nithart-Riva             Harriet Keen
33.1.40.99.69.24                                   44.20.7831.3113
                                                   Pierre Mas
                                                   Jean-Benoit Roquette
                                                   Nelly Dimey
                                                   33.1.47.03.68.10

                                DASSAULT SYSTEMES
                              NON-GAAP KEY FIGURES


Non-GAAP data exclude the effect of adjusting the carrying value of acquired companies' deferred revenue, amortization of acquired intangible assets and share-based compensation expenses.
















1st QUARTER
-----------

in millions of Euro, except per share data, headcount and exchange rates.


                                                1Q06                     1Q05                      Variation
                                       -------------------------------------------------------------------------
Process-Centric                                 177.4                    136.5                         30%
excluding PDM
PDM                                              26.3                     22.8                         15%
Design-Centric                                   52.3                     39.9                         31%
Revenue                                         256.0                    199.2                         29%
         Americas                                77.2                     55.5                         39%
         Europe                                 113.2                     93.9                         21%
         Asia                                    65.6                     49.8                         32%
Operating Income                                 60.5                     45.4                         33%
Operating Margin                                23.6%                    22.8%
Net Income                                       40.7                     31.1                         31%
EPS                                              0.34                     0.27                         26%
Closing headcount                               5,779                    4,834                         20%

Average Rate USD per Euro                        1.20                     1.31                         (8%)
Average Rate JPY per Euro                       140.5                    137.0                          3%


For U.S. GAAP figures please refer to reconciliation tables.

                                DASSAULT SYSTEMES
                        CONSOLIDATED STATEMENT OF INCOME
                   DATA PREPARED IN ACCORDANCE WITH U.S. GAAP
                  (in millions of Euro, except per share data)


                                                                     Three months ended

                                                          March 31, 2006            March 31, 2005
                                                       ---------------------    -----------------------
          New licenses revenue                                   89.1                     73.7
          Recurring licenses and product development            124.0                     93.5
          revenue
                                                       ---------------------    -----------------------
          Software revenue                                      213.1                    167.2
          Service and other revenue                              39.0                     32.0
                                                       ---------------------    -----------------------
          Total Revenue (1)                             (euro)  252.1            (euro)  199.2

          Software                                               10.9                      6.0
          Service and other                                      31.7                     28.1
                                                       ---------------------    -----------------------
          Total Cost of Revenue                         (euro)   42.6            (euro)   34.1
          Gross Profit                                  (euro)  209.5            (euro)  165.1
          Research and Development                               72.5                     57.5
          Marketing and Sales                                    65.5                     49.1
          General Administration                                 17.1                     13.1
          Amortization of acquired intangibles                    7.2                      0.3
                                                       ---------------------    -----------------------
          Total Research, Selling, Administration       (euro)  162.3            (euro)  120.0
          and Acquisition expenses
                                                       =====================    =======================
          Operating Income (1)                          (euro)   47.2            (euro)   45.1
          Financial revenue and Other                             1.6                      2.1
                                                       ---------------------    -----------------------
          Income before income taxes                             48.8                     47.2
          Income tax expense                                   (17.5)                   (16.3)
                                                       ---------------------    -----------------------
          Net Income (1)                                (euro)   31.3            (euro)   30.9
                                                       =====================    =======================
          Basic net income per share                    (euro)   0.27            (euro)   0.27
                                                       =====================    =======================
          Diluted net income per share (1)              (euro)   0.26            (euro)   0.27
                                                       =====================    =======================
          Basic weighted average shares outstanding             114.9                    113.6
          (in millions)
                                                       =====================    =======================
          Diluted weighted average shares                       119.8                    116.3
          outstanding (in millions)

(1) Non-GAAP total revenue, operating income, net income and diluted EPS would have been as follows:

        Total Revenue                                   (euro)  256.0            (euro)  199.2
                                                       ======================   =======================
        Operating Income                                (euro)   60.5            (euro)   45.4
                                                       ======================   =======================
        Net Income                                      (euro)   40.7            (euro)   31.1
                                                       ======================   =======================
        Diluted net income per share                    (euro)   0.34            (euro)   0.27
                                                       ======================   =======================

Supplemental Disclosures Regarding Non-GAAP Financial Information: Excluding the effect of adjusting the carrying value of acquired companies' deferred revenue, amortization of acquired intangible assets and share-based compensation expenses.

The following table sets forth the Company's Consolidated Statement of Income Data excluding amortization of acquired intangible assets, the effect of adjusting the carrying value of acquired companies' deferred revenue, and share-based compensation expenses for the three months ended March 31, 2006. In particular, the table presents revenue, operating income, operating margin and earnings per share excluding the effect of adjusting the carrying value of acquired companies' deferred revenue, amortization of acquired intangible assets, (amortization of acquired intangible assets are primarily comprised of technology amortization in addition to other acquisition-related amortization) and share-based compensation expenses.

The Company uses these Non-GAAP measures, among other things, to evaluate the Company's operating performance and for planning and setting objectives for future periods. The Company believes these Non-GAAP measures are useful to investors because they provide an alternative method for measuring the operating performance of the Company's business by isolating the effect of adjusting the carrying value of acquired companies' deferred revenue, amortization of acquired intangible assets, and share-based compensation expenses, which do not impact the underlying business. In addition, these measures are among the primary measures used externally by analysts for purposes of valuation and for comparing operating performance of the Company to other companies in the industry.

Since these measures of performance are not calculated in accordance with U.S. GAAP, they should not be considered in isolation of, or as a substitute for U.S. GAAP revenue, operating income, operating margin and earnings per share, as an indicator of operating performance.

                                DASSAULT SYSTEMES
                    NON-GAAP CONSOLIDATED STATEMENT OF INCOME



                  (in millions of Euro, except per share data)



Non-GAAP data exclude the effect of adjusting the carrying value of acquired companies' deferred revenue, amortization of acquired intangible assets, and share-based compensation expenses.

                                                               Three Months ended

                                                     March 31, 2006             March 31, 2005            Variation
                                                ----------------------      ---------------------       ---------------
   New licenses revenue                                     89.1                      73.7                   20.9%
   Recurring licenses and product development              127.9                      93.5                   36.8%
   revenue
                                                ----------------------      ---------------------
   Software revenue                                        217.0                     167.2                   29.8%
   Service and other revenue                                39.0                      32.0                   21.9%
                                                ----------------------      ---------------------
   Total Revenue                                   (euro)  256.0              (euro) 199.2                   28.5%

   Software                                                 10.9                       6.0                   81.7%
   Service and other                                        31.4                      28.1                   11.7%
                                                ----------------------      ---------------------
   Total Cost of Revenue                           (euro)   42.3              (euro)  34.1                   24.0%
   Gross Profit                                    (euro)  213.7              (euro) 165.1                   29.4%
   Research and Development                                 71.0                      57.5                   23.5%
   Marketing and Sales                                      65.2                      49.1                   32.8%
   General Administration                                   17.0                      13.1                   29.8%
                                                ----------------------      ---------------------
   Total Research, Selling, Administration         (euro)  153.2              (euro) 119.7                   28.0%
                                                ======================      =====================
   Operating Income                                (euro)   60.5              (euro)  45.4                   33.3%
   Financial revenue and Other                               1.6                       2.1                  (23.8%)
                                                ----------------------      ---------------------
   Income before income taxes                               62.1                      47.5                   30.7%
   Income tax expense                                     (21.4)                    (16.4)
                                                ----------------------      ---------------------
   Net Income                                      (euro)  40.7               (euro)  31.1                   30.9%
                                                ======================      =====================
   Diluted net income per share                    (euro)  0.34               (euro)  0.27                   25.9%
                                                ======================      =====================
   Diluted weighted average shares                        119.8                      116.3
   outstanding (in millions)

                                DASSAULT SYSTEMES
                        CONSOLIDATED STATEMENT OF INCOME
                      RECONCILIATIONS NON-GAAP / U.S. GAAP
                  (in millions of Euro, except per share data)

                                                                           Three Months ended

                                                    March 31, 2006                                    March 31, 2005
                                      ------------------------------------------        --------------------------------------------

                                       U.S. GAAP     Adjustments      Non-GAAP           U.S. GAAP      Adjustments      Non-GAAP
                                                         (1)                                                (1)
                                    --------------- -------------- --------------      -------------- --------------- --------------
   New licenses revenue                      89.1                          89.1                73.7                           73.7
   Recurring licenses and product           124.0           3.9           127.9                93.5                           93.5
   development revenue
                                    ---------------                --------------      --------------                 --------------
   Software revenue                         213.1                         217.0               167.2                          167.2
   Service and other revenue                 39.0                          39.0                32.0                           32.0
                                    ---------------                --------------      --------------                 --------------
   Total Revenue                    (euro)  252.1                  (euro) 256.0        (euro) 199.2                   (euro) 199.2

   Software                                  10.9                          10.9                 6.0                            6.0
   Service and other                         31.7         (0.3)            31.4                28.1                           28.1
                                    ---------------                --------------      --------------                 --------------
   Total Cost of Revenue            (euro)   42.6                  (euro)  42.3        (euro)  34.1                   (euro)  34.1
   Gross Profit                     (euro)  209.5                  (euro) 213.7        (euro) 165.1                   (euro) 165.1
   Research and Development                  72.5         (1.5)            71.0                57.5                           57.5
   Marketing and Sales                       65.5         (0.3)            65.2                49.1                           49.1
   General Administration                    17.1         (0.1)            17.0                13.1                           13.1
   Amortization of acquired                   7.2         (7.2)               -                 0.3          (0.3)               -
   intangibles
                                    ---------------                --------------      --------------                 --------------
   Total Research, Selling,         (euro)  162.3                  (euro) 153.2        (euro) 120.0                   (euro) 119.7
   Administration and Acquisition
   expenses
                                    ===============                ==============      ==============                 ==============
   Operating Income                 (euro)   47.2                  (euro)  60.5        (euro)  45.1                   (euro)  45.4
   Financial revenue and Other                1.6                           1.6                 2.1                            2.1
                                    ---------------                --------------      --------------                 --------------
   Income before income taxes                48.8                          62.1                47.2                           47.5
   Income tax expense                      (17.5)         (3.9)          (21.4)              (16.3)          (0.1)          (16.4)
                                    ---------------                --------------      --------------                 --------------
   Net Income                       (euro)   31.3                  (euro)  40.7        (euro)  30.9                   (euro)  31.1
                                    ===============                ==============      ==============                 ==============
   Diluted net income per share     (euro)   0.26                  (euro)  0.34        (euro)  0.27                   (euro)  0.27
                                    ===============                ==============      ==============                 ==============
   Diluted weighted average shares          119.8                         119.8               116.3                          116.3
   outstanding (in millions)
                                    ===============                ==============      ==============                 ==============

(1) Adjustments include the effect of adjusting the carrying value of acquired companies' deferred revenue, amortization of acquired intangible assets and share-based compensation expenses.

                                DASSAULT SYSTEMES
                      CONDENSED CONSOLIDATED BALANCE SHEETS


                              (in millions of Euro)



                                                                   March 31, 2006               December 31, 2005
                                                             ---------------------------    --------------------------
    ASSETS
Cash and short-term investments                                            684.0                          379.9
Accounts receivable, net                                                   213.0                          287.8
Other assets                                                               729.0                          745.6
                                                             ---------------------------    --------------------------
       Total assets                                              (euro)  1,626.0                (euro)  1,413.3

    LIABILITIES
    AND SHAREHOLDERS' EQUITY

Long-term debt                                                             201.7                            1.5
Other liabilities                                                          417.7                          425.7
Shareholders' equity                                                     1,006.6                          986.1
                                                             ---------------------------    --------------------------
    Total liabilities and shareholders' equity                   (euro)  1,626.0                (euro)  1,413.3

[DASSAULT SYSTEMES GRAPHIC OMITTED]                    DASSAULT SYSTEMES
                                                 CONDENSED CASH FLOW STATEMENT
                                                     (in millions of Euro)

                                                  Three Months ended

                                         March 31, 2006          March 31, 2005          Variation
                                      ---------------------    --------------------    --------------
      Net Profit                             31.3                     30.9                   0.4
      Changes in working capital             69.9                     59.6                  10.3
      and  non-cash P&L items
                                      ---------------------    --------------------    --------------
      Net Cash provided by                  101.2                     90.5                  10.7
      operating activities
      Acquisition and sale of               (7.9)                    (6.7)                 (1.2)
      assets
      Acquisitions net of cash              (1.5)                    (4.4)                   2.9
      Loans and others                        1.8                    (0.3)                   2.1
                                      ---------------------    --------------------    --------------
      Net Cash provided by (used            (7.6)                   (11.4)                   3.8
      in) investing activities
      Borrowing                             200.0                      0.0                 200.0
      Share repurchase and
      proceeds from stock option
      exercise, net                          16.1                     10.2                   5.9
      Reimbursement of lease                (0.5)                      0.0                 (0.5)
      commitments
      Dividend                                0.0                      0.0                   0.0
                                      ---------------------    --------------------    --------------
      Net Cash provided by (used            215.6                     10.2                 205.4
      in) financing activities (1)
      Effect of exchange rate               (5.1)                     10.5                (15.6)
      changes on treasury (2)
                                      =====================    ====================    ==============
      Increase (Decrease) in                304.1                     99.8                 204.3
      treasury (2)

      Treasury (2) at beginning             379.9                    552.8
      of period
      Treasury (2) at end of                684.0                    652.6
      period

(1) Excluding changes in short-term investments.
(2) Treasury includes cash, cash equivalents and short-term investments.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             DASSAULT SYSTEMES S.A.


Date:  May 4, 2006                           By:     /s/ Thibault de Tersant
                                                     -----------------------
                                             Name:   Thibault de Tersant
                                             Title:  Executive Vice President,
                                                     Finance and Administration